Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Liberty TripAdvisor Holdings, Inc.:

We consent to the use of our reports dated February 22, 2019, with respect to the consolidated balance sheets of Liberty TripAdvisor Holdings, Inc. and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, “the financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference.

/s/ KPMG LLP

Denver, Colorado

December 5, 2019